Direct Dial: (212) 479-6148
E-mail: dcolletti@kronishlieb.com

                                                       May 19, 2005

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention:  Daniel F. Duchovny,
Office of Mergers & Acquisitions
Attorney-Advisor

     Re:  Concord Milestone Plus, L.P. Schedule 14D-9 filed May 10, 2005
          File No. 005-40562

Dear Ladies and Gentlemen:

Reference is made to the Commission Staff's comments included in the letter dated May 17, 2005 (the "Comment Letter") from Mr. Daniel Duchovny to Concord
Milestone Plus, L.P., a Delaware limited partnership (the "Partnership"), with regard to the Partnership's Schedule 14D-9, filed May 10, 2005 (the "Schedule
14D-9").

Set forth below are the Partnership's responses to such comments cross-referenced to the numbered paragraphs of the Comment Letter. The
Partnership has amended its Schedule 14D-9 in Amendment No. 1 to the Schedule
14D-9 (the "Schedule 14D-9/A") to reflect its responses to Items 1, 3 and 5 below. All information herein has been provided by the Partnership.

In response to comments 2 and 4 and the request in the Closing Information section of the Comment Letter, the Partnership has supplementally provided the following documents:

         (1) Letter to the Partnership dated March 29, 2005 in connection with the possible sale of the Partnership's Green Valley Property (the
         "Green Valley Letter");

         (2) Amended and Restated Agreement of Limited Partnership of Concord
         Milestone Plus, L.P. dated as of August 1, 1987, including all amendments thereto; and

         (3) Written Acknowledgment by the Partnership dated as of May 19, 2005.

Our client wishes to thank you for your efforts in assisting it to enhance its disclosures and the timeliness of your responses.

Securities and Exchange Commission
Division of Corporation Finance
May 19, 2005

Item 1:

         The Partnership has revised its disclosure as requested. See amendment to Item 4(b) in the Schedule 14D-9/A.

Item 3:

         The Partnership has revised its disclosure as requested. See amendment to Item 4(b) in the Schedule 14D-9/A. Additionally, the Partnership notes that the offer disclosed in the Tender Offer Statement on Schedule TO filed on April
27, 2005 (the "Tender Offer") by Sutter Opportunity Fund 3, LLC, Sutter
Opportunity Fund 3 (TE), LLC, SCM-CMP Acquisition Fund, LLC, MacKenzie Patterson
Fuller, Inc., Robert E. Dixon and C.E. Patterson (the "Purchasers") limits its offer to any and/or all of the outstanding units of limited partnership interest of the Partnership, each of which consists of one Class A Interest and one Class
B Interest (each an "Equity Unit"). As such, the tender of more of one type of interest than the other is not contemplated by the Tender Offer.

Item 5:

         The Partnership has revised its disclosure as requested. See amendment to Item 8 in the Schedule 14D-9/A.

With respect to any matter relating to this letter, the Schedule 14D-9 or the
Schedule 14D-9/A, please do not hesitate to call the undersigned at (212)
479-6148.

                                               Very truly yours,

                                               /s/ David J. Colletti Jr.

                                               David J. Colletti Jr.

DJC:cc